FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2025

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Nomura Announces Top Management Appointments

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-283915) of the registrant, filed with the SEC on December 19, 2024 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-273353) of the registrant and of Nomura America Finance, LLC, filed with the SEC on July 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 24, 2025	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Announces Top Management Appointments

Tokyo, June 24, 2025—Nomura Holdings, Inc. announced the appointment of members of its Board of Directors and Executive Officers that were made respectively at the Annual General Meeting of the Shareholders and the Board of Directors meeting held today.

1. Directors

Koji Nagai	Chairman of the Board of Directors
Kentaro Okuda	Director	Executive Officer
Yutaka Nakajima	Director	Executive Officer
Shoji Ogawa	Director	Member of the Audit Committee (full-time) and Board Risk Committee
Victor Chu	Outside Director	Member of the Audit Committee	Chairman and Chief Executive Officer of First Eastern Investment Group
J. Christopher Giancarlo	Outside Director	Member of the Board Risk Committee	Senior Counsel of Willkie Farr & Gallagher LLP Former Chairman of the U.S. Commodity Futures Trading Commission
Patricia Mosser	Outside Director	Chairperson of the Board Risk Committee

Senior Research Scholar and Director of Columbia University, School of International and Public Affairs (SIPA)

Former Deputy Director of the Office of Financial Research (OFR), U.S. Treasury Department

Former Senior Vice President of the Federal Reserve Bank of New York (FRBNY)

Takahisa Takahara	Outside Director	Member of the Nomination Committee and Compensation Committee	Representative Director, President & CEO of Unicharm Corporation
Miyuki Ishiguro	Outside Director	Member of the Nomination Committee, Compensation Committee and Board Risk Committee	Lawyer Partner of Nagashima Ohno & Tsunematsu
Masahiro Ishizuka	Outside Director	Chairman of the Audit Committee	Certified Public Accountant Former Partner of Deloitte Touche Tohmatsu LLC
Taku Oshima	Outside Director	Chairman of the Nomination Committee and Compensation Committee	Chairman and Representative Director of NGK INSULATORS, LTD.
Nellie Liang (New Appointment)	Outside Director	Member of the Board Risk Committee

Former Under Secretary for Domestic Finance, U.S. Department of the Treasury

Former Director of Division of Financial Stability, U.S. Federal Reserve Board (FRB)

Former Visiting Scholar of Monetary and Capital Markets, the International Monetary Fund (IMF)

2. Executive Officers

Kentaro Okuda	Group CEO Representative Director and President of Nomura Securities Co., Ltd.	Director, Representative Executive Officer and President
Yutaka Nakajima		Director, Representative Executive Officer and Deputy President
Toshiyasu Iiyama	Chief of Staff and Head of China Committee	Executive Officer, Deputy President
Takumi Kitamura	Chief Transformation Officer (CTO)	Executive Officer
Sotaro Kato	Chief Risk Officer (CRO) (based in New York)	Executive Officer
Christopher Willcox	Head of Wholesale and Chairman of Investment Management (based in New York)	Executive Officer
Hiroyuki Moriuchi (New Appointment)	Chief Financial Officer (CFO)	Executive Officer

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.